File No. 70-



             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                          FORM U-1

                   APPLICATION/DECLARATION

                            Under

       THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                     NORTHEAST UTILITIES
                    174 Brush Hill Avenue
            West Springfield, Massachusetts 01089

                    NU ENTERPRISES, INC.
                     SELECT ENERGY, INC.
                      107 Selden Street
                      Berlin, CT  06037

                SELECT ENERGY NEW YORK, INC.
                       507 Plum Street
                     Syracuse, New York

   (Name of companies filing this statement and address of
                 principal executive offices)

                     NORTHEAST UTILITIES
          (Name of top registered holding company)

                    Gregory Butler, Esq.
        Vice President, Secretary and General Counsel
             Northeast Utilities Service Company
                        P.O. Box 270
              Hartford, Connecticut 06141-0270
           (Name of address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

David R. McHale                    Jeffrey C. Miller
Vice President and Treasurer       Assistant General Counsel
Northeast Utilities Service        Northeast Utilities Service
  Company                            Company
107 Selden Street                  107 Selden Street
Berlin, CT  06037                  Berlin, CT 06037


Item 1.  Description of Proposed Transactions

         A.       Introduction

1. Northeast Utilities ("NU"), a Massachusetts business trust and registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), NU Enterprises, Inc. ("NUEI"), a wholly-owned holding company subsidiary of NU, Select Energy, Inc., a wholly-owned subsidiary of NUEI ("Select"), and Select Energy New York, a wholly-owned subsidiary of Select acquired pursuant to Rule 58 under the Act ("SENY", and collectively with NU, NUEI and Select, the "Applicants")request authority:

     (A) for NU and NUEI to own Select and SENY as "other businesses" under Section 9 of the Act and to continue to invest, directly or indirectly through open account advances to, equity contributions in and loans to (collectively "Investments") Select and SENY, with such investments, along with existing investments of NU in Select and SENY to date, not subject to the limitations of Rule 58 promulgated under the Act;

     (B) for NU, from time to time through the September 30, 2005 (the "Authorization Period"), to guarantee, indemnify and otherwise provide credit support (each, a "Guarantee") up to $750 million (the "Guarantee Limit") in respect of the debt or obligations of NU's nonutility subsidiary or affiliate companies (including Select and SENY and any nonutility subsidiary or affiliate formed or acquired in accordance with the Act at any time through the Authorization Period), subject to the applicable limits of Rules 53 and 58;

     (C) for Select and SENY to engage in a broad variety of energy-related activities generally permissible under Rule 58, including (i) the development and commercialization of electro-technologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations, (ii) the ownership, operation, sale, installation and servicing of refueling, recharging and conversion equipment and facilities relating to electric powered vehicles, (iii) the sale of electric and gas appliances; equipment to promote new technologies, or new applications for existing technologies, that use gas or electricity; and equipment that enables the use of gas or electricity as an alternate fuel; and the installation and servicing thereof, (iv) the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels; (v) the production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products, alternative fuels; and renewable energy resources; and the servicing of thermal energy facilities; (vi) the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction, maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and remediation, (vii) the development, ownership and/or operation of "qualifying facilities", as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements of PURPA; (viii) the ownership, operation and servicing of fuel procurement, transportation, handling and storage facilities, scrubbers, and resource recovery and waste water treatment facilities; (ix) the development and commercialization of technologies or processes that utilize coal waste by-products as integral component of such technology or process; and (x) the rendering of energy management services and demand-side management services, in all cases without further Commission authorization
          (items i-x above collectively, "Energy Services"); and

     (D) for Select and SENY to engage in a variety of other activities related to its energy marketing and brokering business, including: (i) the brokering, marketing and trading of other energy commodities, including gas and electric transmission entitlements, weather hedging products, emission credits and "paper" products in respect of any of the above, including, but not limited to, hedges, swaps, forwards, options and the like in the United States and Canada, and (ii) the rendering of energy management services and demand-side management services in Canada (items i-ii above, collectively, "Other Activities").

2. The proposed transactions for which the Applicants now seek authorization are generally consistent with authority granted to many other registered holding companies or are reasonable and logical extensions of the competitive energy related services business as understood at the time Rule 58 was adopted in 1997. This Application, if granted, will allow NU to grow (a) Select's Energy Services business and (b) NU's other competitive energy businesses.

         B.   Background - NU and Subsidiaries

3. Northeast Utilities is the parent of a number of the Northeast Utilities system (the "System") and is not itself an operating company. The System furnishes franchised retail electric service in Connecticut, New Hampshire and western Massachusetts through three of NU's wholly-owned subsidiaries, The Connecticut Light and Power Company ("CL&P"), Public Service Company of New Hampshire ("PSNH") and Western Massachusetts Electric Company ("WMECO"), and additionally furnishes retail electric service to a limited number of customers through another wholly-owned subsidiary, Holyoke Water Power Company ("HWP"), doing business in and around Holyoke, Massachusetts. In addition to their retail electric service business, CL&P, PSNH, WMECO and HWP (including its wholly-owned subsidiary, Holyoke Power and Electric Company)(collectively, the "NU Operating Companies") together furnish wholesale electric service to various municipalities and other utilities throughout the Northeast United States.

4. NU is also the parent of Yankee Energy System, Inc. ("YES"), an exempt gas utility holding company. YES is primarily engaged in the retail distribution of natural gas through its wholly-owned subsidiary, Yankee Gas Services Company ("Yankee Gas"), a Connecticut retail gas distribution company, and also has several nonutility subsidiaries.

5. NUEI is a wholly-owned subsidiary of NU. NUEI acts as the holding company for NU's unregulated businesses. NUEI has numerous direct and indirect nonutility subsidiaries, including, along with Select, Northeast Generation Company, an exempt wholesale generator, as defined in section 32 of the Act ("EWG"), Mode 1 Communications, Inc., an exempt telecommunications company, as defined in section 34 of the Act, another nonutility subsidiary whose securities NUEI acquired pursuant to express Commission authorization, HEC
Inc., now known as Select Energy Services, Inc. (see HCAR
No. 26939, November 12, 1998) and other "energy-related companies" as defined in Rule 58 under the Act, such as Northeast Generation Services Company and E.S. Boulos
Company.

6. Select, a Connecticut corporation began active operation under Rule 58 in 1998. Since that time Select has engaged in brokering and marketing of energy commodities, including electricity and natural gas, and sale of energy-related products and services as permitted under Rule
58(b)(1)(iv) and (v). It engages in a wide variety of wholesale and retail transactions and is licensed in approximately 11 states to do energy brokering and marketing. Select has contracts with major utilities to provide standard offer service for such utilities' customers. In connection with electric industry restructuring and the introduction of competition, Select has become a major part of NU's business as its revenues have grown from approximately $29 million in 1998 to approximately $555 million in 1999 and approximately $1.8 billion in 2000. Its projected revenues for 2001 are approximately $2.3 billion. Select has become a major participant in energy marketing and brokering in the Northeast United States. Late in 2001, Select acquired the securities of Niagara Mohawk Energy Marketing, Inc., an energy marketing and brokering company in upstate New York, from Niagara Mohawk Holdings, Inc., pursuant to Rule 58, and subsequently renamed it Select Energy New York, Inc. The authorization sought herein for NU to own Select and SENY through September 30, 2005 outside the constraints of Rule
58 and provide credit support to its competitive affiliates up to the Guarantee Limit will enable Select and NU's other competitive businesses to maintain and grow their operations as appropriate and necessary to continue to compete with other energy marketing companies without the investment constraints imposed by Rule 58. No authorization is sought herein for off-balance sheet financing nor is Select or SENY currently involved in such financing. Select and SENY neither own nor deal in assets off balance sheet and neither exercises control over any assets that are not fully disclosed.

7. By Commission Order, NU and NUEI are authorized to issue guarantees and similar forms of credit support or enhancements for the benefit of NUEI and NUEI's nonutility subsidiaries (including Select) in aggregate amount not to exceed $500 million through December 31, 2002 (HCAR 35-27093, October 21, 1999, the "1999 Order"). The order sought herein will supersede and replace the authorization granted in the 1999 Order with an order increasing the amount of Guarantees which could be issued by NU, and also broadening the class of beneficiaries of such Guaranties. Whereas the 1999 Order allowed the issuance of Guarantees to NUEI and its subsidiaries, the order sought herein would authorize the issuance of Guarantees by NU to its nonutility subsidiaries and affiliate companies, including Select and those nonutility companies formed or acquired during the Authorization Period (collectively, the "Nonutility Subsidiaries").

8. Since it adopted Rule 58 the Commission has authorized other registered holding company systems, for specified periods and subject to investment limits, (1) to market energy management services and consulting services outside the United States anywhere in the world and (2) to engage in energy commodity marketing and brokering in Canada. (See, e.g. American Electric Power Company, Inc.,
HCAR No. 27313, Dec. 21, 2000 (authority to invest $2 billion), Entergy Corporation, HCAR 27334 (January 5, 2001).

9. As industry restructuring in Connecticut and other states has evolved, many utilities, including two of the utilities in the NU System, have divested their generation, and many energy systems, including NU, increased their focus on the marketing and brokering of energy and related services. As indicated by the increasing revenues of Select, energy marketing and brokering activities have become an integral part of NU's business and its strategy for competing in the restructured energy industry.

    C.   Requested Authority

(i)  Ownership of Select and SENY outside of Rule 58 and Issuance of
     Guarantees

10. NU and NUEI request authority to (i) own Select and SENY outside Rule 58 and to make Investments in Select and SENY, with such investments, along with existing investments, not subject to the limitations of Rule 58 promulgated under the Act; and (ii) to issue Guarantees of up to $750 million for the benefit of the Nonutility Subsidiaries through the Authorization Period. <FN1> As of September 30, 2001, NU had an aggregate investment, including guarantees, in its Rule 58 subsidiaries of approximately $800 million against a Rule 58 limit of approximately $1 billion.


11. Mainly as a result of restructuring initiatives in Connecticut and Massachusetts which resulted in the sale of most of the generating assets of CL&P and WMECO, the total consolidated capitalization of NU was approximately $6.1 billion as of December 31, 2000. While the "securitization" of regulatory assets in the first half of 2001 increased NU's capitalization to approximately $6.8 billion at September 30, 2001, the rate reduction bonds which were issued will amortize far more rapidly than traditional utility assets, reducing the base for Rule 58 investments accordingly. As the energy marketing and brokering business of Select and SENY grows while the traditional bases of capitalization in the regulated companies decreases, the financial constraints of Rule 58 could impose obstacles to the success of NU's strategy of increasing its marketing and brokering business. By seeking the exclusion of NU's existing investments in Select and SENY from Rule 58 and seeking to operate Select and SENY outside of Rule 58, NU is preserving room under Rule 58 for future investment.

12. Investments in Select and SENY may take the form of equity contributions, open account advances or loans made directly by NU or made through NUEI and Money Pool borrowings by Select (Select's money pool borrowing limit is currently $200 million). Guarantees may take the form of NU or NUEI agreeing to guarantee, undertake reimbursement obligations or assume liabilities or other obligations with respect to or act as surety on, bonds, letters of credit, evidences of indebtedness, equity commitments, performance and other obligations undertaken by Select and the other Nonutility Subsidiaries. Guarantees have become a necessary component of the energy marketing and brokering business.
NU has provided Guarantees for obligations of Nonutility Subsidiaries in an aggregate amount of approximately $ 375 million as of September 30, 2001. As NU's nonutility operations continue to expand, NU projects the need to provide Guarantees for 2002 and 2003 in an aggregate amount up to $750 million at any one time outstanding. Because of the temporary nature of the Guarantees and the low likelihood that NU would be called upon to pay significant amounts under the Guarantees, NU does not believe that the requested increase will expose it or its Nonutility Subsidiaries to improper risks. NU has not been called upon by any guaranteed party to make a payment under any Guarantee since it began issuing guarantees for the benefit of its Nonutility Subsidiaries in 1998 nor have they defaulted on any obligations. Certain of the Guarantees may be in support of obligations that are not capable of exact quantification. NU will in these cases determine the exposure under a Guaranty for purposes of measuring compliance with the Guaranty Limit by standard industry methods, including estimation of exposure based on loss experience or projected potential payment amounts. NU and NUEI represent that the terms and conditions of Guarantees will be established through arm's-length negotiations with counterparties based upon current market conditions. NU and NUEI further undertake that any Guarantee they issue will be without recourse to any System operating company. Further, any Guarantees of EWG/FUCO projects will also be subject to the provisions of Rule 53 and 54, and any Guarantees of energy-related companies formed under Rule 58 under the Act ("Rule 58 Companies") will also be subject to the aggregate investment limitation of Rule 58.

(ii) Energy Management Services & Consulting Services

13.   Select and SENY request authority to engage in the
Energy Services listed above.   These activities are
identical with those activities enumerated in Rule 58. Select and SENY also request authority to engage in the business of marketing Energy Management Services and Demand-side Management Services in the United States and Canada, without the need for further Commission authorization.

(iii)  Energy Commodity Brokering & Marketing; Trading

14. Select and SENY further request authority to engage in the business of brokering and marketing energy commodities, including but not limited to electricity, natural gas and other combustible fuels (including incidental related services, such as fuel management, storage and procurement) anywhere in the world, without the need for further Commission authorization. Select and SENY each represent that it will not make any sales of energy commodities to customers at retail or otherwise in any state unless authorized or permitted to do make such sales under the laws of that state. The foregoing notwithstanding, pending completion of the record, NU requests the Commission to reserve jurisdiction over Select and SENY engaging in such business outside of the United States and Canada.

15. Select and SENY both have employed, and will continue to employ various risk-management strategies, including entering into off-setting physical delivery contracts, the purchase and sale of derivative instruments, such as options and futures contracts, for purposes of hedging a physical position, and an appropriate mix of long and short term contracts. To that end, Select and SENY also seek authority to perform "hedging" activities and trading activities, including interest rate swaps, caps, collars, floors, and structured notes, the trading of electric and gas transmission contracts, emission allowances, weather products, and "paper" hedging products such as options and forwards, whether or not such activities are tied to a physical contract, in the United States and Canada. The trading of such hedges and products is a common and integral component of the energy marketing business. If Select and SENY were not able to trade in such hedges and products, it would be at a distinct disadvantage to those marketers and traders who are not encumbered by the restrictions of the Act.

16. NU represents that it will not seek recovery through higher rates to its utility subsidiaries' customers for any losses NU may sustain, or any inadequate returns it may realize, in respect of the proposed transactions.

Item 2.  Fees, Commissions and Expenses

17.    NU estimates total fees and expenses in
connection with the proposed transactions of not more than $20,000, consisting chiefly of outside counsel fees and expenses.

Item 3.  Applicable Statutory Provisions

18. Sections 6(a), 7, 9(a), 10 and 12 of the Act and Rules 42 and 54 thereunder are or may be applicable to the proposed transactions. To the extent any other sections of the Act or rules thereunder may be applicable to the proposed transactions, the Applicants request appropriate orders thereunder.

19. Except in accordance with the Act, neither NU nor any subsidiary thereof (a) has acquired an ownership interest in an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO") as defined in Sections 32 and 33 of the Act, or (b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an EWG or a FUCO. None of the proceeds from the transactions proposed herein will be used by NU and its subsidiaries to acquire any securities of, or any interest in, an EWG or a FUCO.

20. NU currently meets all of the conditions of Rule 53(a), except for clause (1). At September 30, 2001, NU's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $469.5 million, or approximately 80% of NU's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended September 30, 2001 ($586 million). With respect to Rule 53(a)(1), however, the Commission has determined that NU's financing of its investment in Northeast Generation Company ("NGC"), NU's only current EWG or FUCO, in an amount not to exceed $481 million or 83% of its "average consolidated retained earnings" would not have either of the adverse effects set forth in Rule 53(c). See Northeast Utilities, Holding Company Act Release No. 27148, dated March 7, 2000 (the "Rule 53(c) Order"). NU continues to assert that its EWG investment in NGC will not adversely affect the System.

21. In addition, NU and its subsidiaries are in compliance and will continue to comply with the other provisions of Rule 53(a) and (b), as demonstrated by the following determinations:

     (i) NGC maintains books and records, and prepares financial statements, in accordance with Rule 53(a)(2).
     Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request;

     (ii) No employees of NU's public utility subsidiaries have rendered services to NGC;

     (iii) NU has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of NU's public utility subsidiaries;

     (iv) Neither NU nor any subsidiary has been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding;

     (v) NU's average CREs for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods; and

     (vi) In the previous fiscal year, NU did not report operating losses attributable to its investment in EWGs/FUCOs exceeding 3 percent of NU's consolidated retained earnings.

22. The proposed transactions, considered in conjunction with the effect of the capitalization and earnings of NU's
EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the NU system, or an adverse impact on NU's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of NU's overall financial condition which took into account, among other factors, NU's consolidated capitalization ratio and its retained earnings, both of which have improved since the date of the order.
NU's EWG investment (it has no FUCO investment), has been profitable for the quarterly periods ending June 30, 2000, September 30, 2000, December 31, 2000, March 31, 2001, June 30,
2001 and September 30, 2001, respectively (NGC was acquired in March 2000). As of December 31, 1999, the most recent period for which financial statement information was evaluated in the Rule 53(c) Order, NU's consolidated capitalization consisted of 35.3% common equity and 64.7% debt (including long and short-term debt, preferred stock, capital leases and guarantees). As of June 30, 2000, the end of the first quarter after the issuance of the Rule 53(c) Order, the consolidated capitalization ratios of NU, with consolidated debt including all short-term debt and non-recourse debt of the EWG, were as follows:

                                  As of June 30, 2000

                               (thousands
                               of dollars)             %
Common shareholders' equity    2,365,854             36.9
Preferred stock                  277,700              4.3
Long-term and short-term debt  3,768,353             58.8
                               6,411,907            100.0

23. The consolidated capitalization ratios of NU as of September 30, 2001, with consolidated debt including all short-term debt and non-recourse debt of the EWG, were as follows:

                               As of  September 30, 2001

                               (thousands
                               of dollars)             %
Common shareholders' equity   2,133,851              31.6
Preferred stock                  16,200               1.7
Long-term and short-term debt 2,391,557              35.4
Rate Reduction Bonds          2,118,400              31.3
                              6,760,008             100.0

24. NU's consolidated retained earnings decreased from $581.8 million as of December 31, 1999 to $495.9 million as of December 31, 2000, mainly as a result of an after-tax write-off of $225 million by Public Service Company of New Hampshire as part of a restructuring settlement and also recognition of a loss due to a decision by the FERC lowering the price for acquiring installed generating capacity in New England but increased by $149 million through the three quarters ended September 30, 2001. NGC (NU's only EWG or
FUCO) has made a positive contribution to earnings by contributing $207 million in revenues from inception (March
2000) through September 30, 2001 and net income of $57.5 million for the same period. Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to NU's investments in EWGs and FUCOs has not had an adverse impact on NU's financial integrity.

Item 4.  Regulatory Approval

25. The proposed transactions are not subject to the jurisdiction of any state or federal commission other than this Commission.

Item 5.  Procedure

26. NU requests that the Commission issue an order as soon as practicable after the expiration of the applicable public notice period granting and permitting this Application-Declaration to become effective.

27. NU waives a recommended decision by a hearing officer or other responsible officer of the Commission; consents that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and requests that there be no waiting period between the issuance of the Commission's order and its effectiveness.

28. NU hereby undertakes to include in its quarterly reports on Form U-9C-3 a description of all energy-related activities conducted outside the United States pursuant to the authorization requested in this application.

Item 6.  Exhibits and Financial Statements*

         (a)   Exhibits

    F     Preliminary opinion of counsel

    H     Form of notice

      (b) Financial Statements

 Item 7.  Information as to Environmental Effects

         (a) The Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

   (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

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<FN1> Guarantees issued by NUEI are exempt under Rule
52.   This information is provided for background purposes.

*Exhibits and Financial Statements will be filed by amendment.

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
                                 SIGNATURE



       Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned company has duly caused this amended Form U-1 to be signed on its behalf by the officer indicated below.

      Northeast Utilities
      NU Enterprises, Inc.
      Select Energy, Inc.
      Select Energy New York, Inc.

By:	  /S/ Randy A. Shoop
Name:   Randy A. Shoop
Title:  Assistant Treasurer - Finance
        of Northeast Utilities Service Company
        as Agent for the above named companies.

Dated:  January     ,  2002